UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Gravity Appoints A New Officer
SEOUL, SOUTH KOREA — April 16, 2009 — Gravity Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”) today announced that Mr. Toshiro Ohno has been appointed as Chief Executive Officer, President and Chairman of the Board of Directors. Mr. Toshiro Ohno will serve as co-CEO, along with Mr. Brian Yoon Seok Kang, who was appointed as CEO in June, 2008.
Mr. Toshiro Ohno was most recently Executive Director and Chief Administrative Officer of Gungho Online Entertainment, Inc. since 2008. Prior to joining Gungho Online Entertainment, Inc., Mr. Toshiro Ohno was CEO of GameOn Co., Ltd. from 2003 to 2008. The principal activities of GameOn Co., Ltd. were to operate and offer online games and other online services. The online games include RED STONE, CRONOUS and SILKROAD. GameOn Co., Ltd. was also involved in the provision of software licensing services to Internet cafes, operation of game portals, and planning and operation of cellular phone contents.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 24 countries. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Mr. Andy Eom
IR Manager
Gravity Co., Ltd.
Telephone: +822-2132-7801
Email: andyeom@gravity.co.kr
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 04/16/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer